                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                        (Amendment No. 13 to Schedule 13G)*


                                  CRAMER, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     224280
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Richard D. McNeil
                                4200 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                                 (612) 371-3211
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 July 31, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 pages

CUSIP NO. 224280
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Rotherwood Ventures, LLC/41-1978225
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    STATE OF MINNESOTA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    2,083,212
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    2,083,212
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,083,212
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO (limited liability company)
--------------------------------------------------------------------------------


                               Page 2 of 8 pages

CUSIP NO. 224280
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Rotherwood Investments, LLC/32-0015547
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    STATE OF MINNESOTA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    2,083,212
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    2,083,212
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,083,212
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO (limited liability company)
--------------------------------------------------------------------------------


                               Page 3 of 8 pages

CUSIP NO. 224280
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Charles W. Oswald
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    STATE OF MINNESOTA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    2,083,212
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,083,212
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,083,212
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------


                               Page 4 of 8 pages

CUSIP No. 224280

Item 1.  Security and Issuer.

         This statement relates to the common stock of Cramer, Inc., a Kansas corporation ("Cramer"). The address of the principal executive offices of Cramer is 625 Adams Street, Kansas City, Kansas 66105.

Item 2.  Identity and Background.

         In 1995, Charles W. Oswald, submitted a Schedule 13G (Amendment No. 12) reporting the beneficial ownership of 2,081,236 shares of common stock of Cramer, Inc. representing 54.7% of the Common Stock outstanding. That Schedule 13G also reported that these shares of common stock were owned of record by Rotherwood Corporation, a Minnesota corporation, which at the time was 90% owned by Mr. Oswald. This Schedule 13D amends that prior Schedule 13G and is submitted on behalf of Rotherwood Ventures, LLC, a Minnesota limited liability corporation ("Rotherwood Ventures"), and Rotherwood Investments, LLC, ("Rotherwood Investments"). Rotherwood Ventures is an affiliate of Rotherwood Corporation and is the current record owner of the shares of common stock in Cramer. The shares were transferred from Rotherwood Ventures to Rotherwood Investments on approximately July 31, 2002. Rotherwood Ventures is a majority owned subsidiary of Rotherwood Investments.

         Rotherwood Ventures and Rotherwood Investments' business is investing in various small businesses. Rotherwood Ventures and Rotherwood Investments' principal offices are located at 301 Carlson Parkway, Suite 103, Minnetonka, Minnesota 55305. The governors (directors) of Rotherwood Investments are Charles
W. Oswald, David C. Oswald, Julie Umbarger and Greg Nelson. The executive officers of Rotherwood Investments are Charles W. Oswald, President and Greg Nelson, Treasurer and Secretary. The governors (directors) of Rotherwood Ventures are Tony Christianson, Gordon Stofer, Charles W. Oswald, James R. Zicarelli and Greg Nelson. The executive officers of Rotherwood Ventures are Charles W. Oswald, Chairman and Chief Executive Officer and James R. Zicarelli, President, Treasurer and Secretary. In the last five years, none of these persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of such officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

See response to Item 4.

Item 4.  Purpose of Transaction.

         The Board of Directors of Cramer unanimously approved an amendment to Cramer's Articles of Incorporation which would increase the authorized capital stock from 8,200,000 shares to 74,200,000 shares, consisting entirely of 74,200,000 shares of no par value common stock. This amendment is subject to approval of the shareholders of Cramer, which is assured due to Rotherwood Ventures' control of 51.6 percent of the voting power of Cramer.

                               Page 5 of 8 pages

         As described in the Company's Annual Report on Form 10-KSBIA for the year ended December 31, 2001 filed by the Company with the SEC, the Company reported that it is facing a number of serious challenges. The Company reported a loss in 2001 of $1,202,000, which is in addition to losses aggregating $1,309,000 during 2000 and 1999. As of March 31, 2002, the Company reported it had a working capital deficit of $1,834,000, and a negative net worth of $1,744,000. The Company reported that its bank credit line expired on January 27, 2002 and was temporarily extended to October 3, 2002. However, that extension was granted only on the condition that Rotherwood Investments extend a guarantee in the form of a $2,000,000 letter of credit or a pledge of at least $2,000,000 of collateral to support the credit line. The Company's independent auditors have issued a "going concern" opinion on the Company's 2001 and 2000 financial statements, indicating substantial doubt about the Company's ability to continue as a going concern.

         In exchange for a guarantee from Rotherwood Ventures, the Company has agreed to issue common stock to Rotherwood Ventures. Rotherwood Ventures has guaranteed the Company's bank line of credit by initially posting a $2,000,000 letter of credit, and subsequently pledging $2,000,000 of collateral in favor of the lender. In exchange for this financial accommodation to the Company, without which the lender would not provide the Company with credit and the Company could not sustain operations, the Company has agreed to pay Rotherwood Ventures a fee equal to 2% per quarter of the total amount of the letter of credit or the amount of securities pledge, for so long as it remains in place for the Company's benefit. Because of the Company's tenuous cash/liquidity position, Rotherwood Ventures agreed to accept compensation in the form of stock. If the fee were paid in cash, it would equal $40,000 per quarter. Rotherwood Ventures has agreed to accept payment in shares of common stock at the rate of one share for each $0.05 of the 2% quarterly fee amount, or an aggregate of 800,000 shares per quarter. The Company has sufficient authorized common stock to pay the letter of credit or collateral deposit fee for the fourth quarter of 2001 and the first quarter of 2002 (an aggregate of 1,600,000 shares), but does not have sufficient authorized common stock to pay the fee in common stock for any additional quarters.

         The following table shows Rotherwood Ventures' percentage ownership of the Company's common stock assuming payment of the quarterly guarantee fee in common shares at $.05 per share (800,000 shares per quarter) and assuming no additional shares of common stock are acquired by Rotherwood Ventures or any other party.


                    QUARTER              NUMBER OF SHARES     PERCENTAGE
                    -------              ----------------     ----------
         2001
                  Fourth Quarter           2,883,212            59.6%
         2002
                  First Quarter            3,683,212            65.3%
                  Second Quarter           4,483,212            69.6%
                  Third Quarter            5,283,212            73.0%
                  Fourth Quarter           6,083,212            75.6%


         Rotherwood Ventures is also planning an additional investment transaction. Rotherwood Ventures is planning to purchase 18 million shares of Cramer common stock for a cash purchase price of $0.05 per share, representing an investment of $900,000. The intention is that this equity investment would allow Cramer to substantially reduce its bank debt.

         Upon the additional stock investment transaction by Rotherwood Ventures combined with the letter of credit/pledge fee described above, Rotherwood Ventures would own more than 90% of the issued and outstanding shares of common stock of Cramer before the end of 2002. The Kansas Corporation Code provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent can effect a "short-form" merger of the subsidiary into the parent without a shareholder vote. The current intention and plan of Rotherwood Ventures' is to cause such a "short-form" merger to occur during the year 2002.

                               Page 6 of 8 pages

         Under Kansas law, shareholders who dissent from any such "short-form" merger would have statutory appraisal rights with respect to the shares of common stock owned by them. Such a transaction would also result in Cramer terminating its registration and status as a reporting company under the Securities Exchange Act of 1934 ("Exchange Act") and would therefore be subject to the "going private" provisions of Rule 13e-3 under the Exchange Act. Rule 13e-3 would require, among other things, that certain financial information concerning the fairness of the proposed transaction, background of the persons involved in the transaction and purpose of the transaction be filed with the SEC and disclosed to shareholders prior to the consummation of the "going private" transaction.

         Except as described above, neither Rotherwood Investments, Rotherwood Ventures or Charles W. Oswald has any present plans or proposals that would relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Cramer, Rotherwood Ventures or Rotherwood Investments, (ii) a sale or transfer of a material amount of assets of Cramer, (iii) any change in the present Board of Directors or management of Cramer, (iv) any material change in the present capitalization or dividend policy of Cramer, (v) any other material change in Cramer's corporate structure or business, or (vii) causing a class of equity securities of Cramer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Item 5.  Interest in Securities of the Issuer

         Rotherwood Ventures is the beneficial owner of 2,083,212 shares of common stock presenting 51.6% of the shares of common stock outstanding. Rotherwood Ventures will also receive 800,000 shares of common stock per quarter in connection with a guarantee provided by Rotherwood Ventures to Cramer's lender as described in the response to Item 4. None of these shares related to the guarantee have yet been issued, but it is anticipated that they will be issued by Cramer after its articles of incorporation are amended to increase its authorized shares of capital stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.


         See response to Item 4.

Item 7.  Material to be Filed as Exhibits.


         N.A.

                               Page 7 of 8 pages

Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 15, 2002.
                                    ROTHERWOOD VENTURES, LLC


                                    By: /S/ Greg Nelson
                                       ---------------------------
                                    Its: Secretary
                                       ---------------------------


                                    ROTHERWOOD INVESTMENTS, LLC


                                    By: /S/ Greg Nelson
                                       ---------------------------
                                    Its: Secretary
                                       ---------------------------


                                    CHARLES W. OSWALD

                                    /S/ Charles W. Oswald
                                    ------------------------------




                              Page 8 of 8 pages